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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 11)*


                            Compuware Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 205638-10-9
                           ----------------------------
                                (CUSIP Number)

              Peter Karmanos, Jr., 31440 Northwestern Highway,
                 Farmington Hills, MI  48334  (248) 737-7300
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 30, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  2    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Peter Karmanos, Jr., individually and as Trustee of the Peter
         Karmanos, Jr., Revocable Living Trust U/A/D June 17, 1975
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            11,675,875
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,713,332
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,675,875
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN,00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  3    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter Karmanos, Jr., Stock Limited Partnership

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        3,129,139
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,129,139
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  4    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Debra Glendening Karmanos

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        421,053
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         421,053
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  5    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D August 8, 1974

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,061,770
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,061,770
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN,00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  6    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         T. Thewes 1995 Trust U/A 3/29/95

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,057,380
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,057,380
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  7    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thewes Charitable Annuity Lead Trust U/A/D 4/2/97

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        180,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         180,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  8    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph A. Nathan

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        567,401
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         567,401
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE  9    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Walter James Prowse, III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D December 10, 1985

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,049,460
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,049,460
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN,00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 10    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D April 24, 1986

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        317,670
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         317,670
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         IN,00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 11    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen B. Cutting Living Trust U/A/D August 3, 1978, by Joan L. Cutting and Comerica Bank-Detroit, as trustees

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        520,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         520,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 12    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joan L. Cutting Trust dated January 5, 1993, by Joan L. Cutting, as trustee

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        473,968
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         473,968
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 13    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Allen B. Cutting Foundation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        105,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Foundation)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 14    OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Long Family Trust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        14,116
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,116
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.02%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 15     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Long Family Charitable Remainder Unitrust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        5,736
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,736
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.01%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 16     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William D. and Kay K. Long Charitable Remainder Unitrust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        5,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.01%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 17     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harris Family Trust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        54,850
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,850
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.06%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 18     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harris Family Charitable Remainder Unitrust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         00 (Trust)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 19     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Atlantic Partners II, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 20     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Atlantic Partners, LLC

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   205638-10-9                          PAGE 21     OF  40    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GAP - Amsterdam Partners, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN*


         PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Compuware Corporation, a Michigan corporation (the "Company"). The principal executive address of the Company is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by a group, as defined in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are as follows:

     Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D dated June 17, 1975 (the "Karmanos Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Karmanos' present principal occupation is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Karmanos is a citizen of the United States of America.

     Peter Karmanos, Jr. Stock Limited Partnership dated February 7, 1996 (the "Karmanos Partnership"), whose business address is 31440 Northwestern Highway,
Farmington Hills, Michigan 48334.   The Karmanos Partnership was established to
hold certain assets for the benefit of Mr. Karmanos' family.

     Debra Glendening Karmanos, ("Glendening Karmanos"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mrs. Karmanos is the wife of Peter Karmanos, Jr. Mrs. Karmanos is a citizen of the United States of America.

     Thomas Thewes, individually and as Trustee of the Thomas Thewes Revocable Living Trust U/A/D dated August 8, 1974 (the "Thewes Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Thewes is a Director of the Company. Mr. Thewes is a citizen of the United States of America.

     The T. Thewes 1995 Trust U/A 3/29/95 (the "Thewes 1995 Trust"), whose business address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1995 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1995 Trust is organized in Michigan.

     The Thewes Charitable Annuity Lead Trust U/A/D 4/2/97 (the "Thewes 1997 Trust"), whose business address is c/o Denison Maxwell, James E. Mulvoy, Trustee, 1750 S. Telegraph Road, #301, Bloomfield Hills, Michigan 48302-0179. The Thewes 1997 Trust was established to hold certain assets for the benefit of members of the Thewes family. The Thewes 1997 Trust is organized in Michigan.

     Joseph A. Nathan, whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Nathan's present principal occupation is President and Chief Operating Officer of the Company. Mr. Nathan is a citizen of the United States of America.

     Walter James Prowse III, individually and as Trustee of the Walter James Prowse III Revocable Living Trust U/T/D dated December 10, 1985 (the "Prowse Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Prowse's present principal occupation is Senior Vice President of the Company. Mr. Prowse is a citizen of the United States of America.

     Michael J. Lobsinger, individually and as Trustee of the Michael J. Lobsinger Revocable Living Trust U/T/D dated April 24, 1986 (the "Lobsinger Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Lobsinger resigned as a Director of the Company on January 10, 1996. Mr. Lobsinger continues to be a member of the group, but is neither an employee nor a director of the Company. Mr. Lobsinger is a citizen of the United States of America.

     The Allen B. Cutting Living Trust U/A/D dated August 3, 1978 (the "Cutting Trust"), by Joan L. Cutting and Comerica Bank-Detroit, as trustees. The Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The Cutting Trust was established by Allen B. Cutting to hold certain assets for the benefit of his wife, Joan Cutting. The Cutting Trust is organized in Michigan.

     The Joan L. Cutting Trust dated January 5, 1993 (the "J. Cutting Trust") by Joan L. Cutting, as trustee. The J. Cutting Trust's business address is Comerica Bank-Detroit, 500 Woodward Avenue, Detroit, Michigan 48275. The J. Cutting Trust was established to hold certain assets for the benefit of its trustee, Joan Cutting. The J. Cutting Trust is organized in Michigan.

     The Allen B. Cutting Foundation dated October 30, 1996 (the "Cutting Foundation") by William Vanover, Registered Agent. The Cutting Foundation's business address is 838 Long Lake Road, Suite 100, Bloomfield Hills, Michigan 48302. The Cutting Foundation was established to hold certain assets for charitable purposes.

     The Long Family Trust (the "Long Family Trust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The Long Family Trust was established to hold certain assets for the benefit of members of the Long family. The Long Family Trust is organized in California.

     The Long Family Charitable Remainder Unitrust (the "Long Unitrust"), whose residence address is c/o The New Horizons Foundation, Inc., Pamela Oppliger, Administrator, 3820 North 30th Street, Colorado Springs, Colorado 80934. The Long Unitrust was established to hold certain assets for general charitable purposes. The Long Unitrust is organized in California.

     The William D. and Kay K. Long Charitable Remainder Unitrust (the "W. and
K. Long Unitrust"), whose residence address is 2188 Slaughterhouse Creek Road, Glenbrook, Nevada 89413. The W. and K. Long Unitrust was established to hold certain assets for the benefit of members of the Long family. The W. and K. Long Unitrust is organized in California.

     The Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991, by Edward F. Harris and Sandra E. Harris, or their successors, as trustees, has been renamed the Harris Family Trust (the "Harris Family Trust"). The Harris Family Trust's residence address is 2030 Pray Meadow Road,
Glenbrook, Nevada 89413.   The Harris Family Trust was established to hold
certain assets for the benefit of certain members of the Harris family. The Harris Family Trust is organized in California.

     The Harris Family Charitable Remainder Unitrust dated October 19, 1993 (the "Harris Unitrust"), whose residence address is c/o Moritz & Associates, Inc., V. William Moritz, Administrator, 4570 Hilton Parkway, Suite 103, Colorado Springs, Colorado. The Harris Unitrust was established for general charitable purposes. The Harris Unitrust is organized in California.

     General Atlantic Partners II, L.P. ("GAP II"), whose business address is 125 East 56th Street, New York, New York 10022. GAP II is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP II is organized in Delaware. The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"), a Delaware limited liability company whose business address is 125 East 56th Street, New York, New York 10022. The managing members GAP-Compuware Partners, L.P. ("GAP-Compuware") and GAP-Amsterdam Partners, L.P. ("GAP-Amsterdam") whose business address is 125 East 56th Street, New York, New York 10022. GAP-Compuware and GAP-Amsterdam are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP-Compuware and GAP-Amsterdam are organized in Delaware. The general partner of GAP-Compuware and GAP-Amsterdam is Stephen P. Reynolds.

     The Thewes Charitable Remainder Annuity Trust U/A dated August 10, 1994 is no longer a member of the group.

     None of the members of the group has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment No. 11 is being filed as a result of transactions, including both acquisitions and dispositions, of the Company's Common Stock, as described in Item 5(c).

     Mr. Karmanos, Mr. Thewes, Mr. Lobsinger, Mr. Prowse, Mr. Nathan and the Cutting Trust acquired the shares beneficially owned by them at various times from April 1973 through November 1992 for consideration which did not exceed $1,203,252 in the aggregate and the source of which was their own personal funds. Of the shares of Common Stock beneficially owned by GAP II and GAP-Compuware, an aggregate of 5,876,371 shares of Common Stock were acquired by them on December 15, 1992 upon the conversion and redemption of 729,395 shares of the Company's Convertible Participating Preferred Stock, which shares of Convertible Participating Preferred Stock were acquired from the Company in November 1989 for the aggregate consideration of approximately $30,000,000, the source of which was their working capital (GAP II and GAP-Compuware subsequently sold an aggregate of 2,130,000 of these shares of Common Stock in the IPO). GAP II and GAP-Compuware acquired the remaining 1,411,270 shares of Common Stock beneficially owned by them in June 1990 at a price per share of $4.33, the source of which was their own working capital. The Long Family Trust, the Long Unitrust and the Harris Family Trust acquired the shares of Common Stock beneficially owned by each of them in August 1990 and January 1991 as a result of a merger of the Company and Centura Software which occurred in August 1990. The Karmanos Partnership, Glendening Karmanos, Thewes 1995 Trust, Thewes 1997 Trust, W. and K. Long Unitrust, Harris Unitrust, J. Cutting Trust, Cutting Foundation and General Atlantic Partners became members of the group when shares held by original group members were transferred. GAP-Amsterdam became a member of the group when the Company acquired all of the stock of Uniface Holding, B.V., a Netherlands corporation ("Uniface"). GAP-Amsterdam 's shares in Uniface were exchanged for shares in the Company pursuant to the terms of the Exchange Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     All of the members of the group except Glendening Karmanos have agreed, pursuant to two separate shareholder agreements described in greater detail in
Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which they own for a period of ten years beginning on the effective date of the IPO Registration Statement, which date was December 15, 1992. In the event that Mr. Karmanos shall die before the end of such ten year period, Mr. Thomas Thewes, if he survives Mr. Karmanos, shall receive the right to vote the group's shares of Common Stock for the remainder of such period. Glendening Karmanos has agreed, pursuant to a separate shareholder agreement described in greater detail in Item 6 below, to grant to Peter Karmanos, Jr. the power to vote the shares of Common Stock which she owns. As a result of such proxies, Mr. Karmanos now controls the vote of approximately 10.9% of the issued and outstanding shares of Common Stock (13.1% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

     Mr. Karmanos and Mr. Thewes are the founders of the Company. The other group members have worked with or for or have been shareholders of the Company for a significant period of time. As a result of such association, the group members share certain common views regarding the Company and its direction for the future. Thus, the purpose of granting such proxies to Mr. Karmanos was to enable him to exercise voting control over the affairs of the Company in order that these common views could effectively be put into place.

     As to item 5(c), Mr. Lobsinger acquired shares of the Company's Common Stock on the open market since September 30, 1996. To the best of the undersigned's knowledge neither Mr. Lobsinger nor any member of the group has any present intention, other than in the ordinary course of business, of engaging in any of the following types of activities:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, although various members of the group are free to sell in open market transactions or make gifts, should they so desire, from time to time and have indicated they may do so if they decide the time and/or market price, are in their view appropriate;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation or bylaws which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, beneficially owns 11,675,875 shares of Common Stock (which includes 2,151,200 shares subject to stock options held by Mr. Karmanos and members of the group exercisable within 60 days of the date of this Schedule 13D) or 13.1% of the issued and outstanding shares of Common Stock. The

Karmanos Partnership beneficially owns 3,129,139 shares of Common Stock or 3.6% of the issued and outstanding shares of Common Stock. Glendening Karmanos beneficially owns 421,053 shares of Common Stock or 0.5% of the issued and outstanding shares of Common Stock. Thomas Thewes, individually and as Trustee of the Thewes Trust, beneficially owns 1,061,770 shares of Common Stock or 1.2% of the issued and outstanding shares of Common Stock. The Thewes 1995 Trust beneficially owns 2,057,380 shares of Common Stock (which includes 12,500 shares subject to stock options held by the Thewes 1995 Trust exercisable within 60 days of the date of this schedule 13D) or 2.4% of the issued and outstanding shares of Common Stock. The Thewes 1997 Trust beneficially owns 180,000 shares of Common Stock or 0.2% of the issued and outstanding shares of Common Stock. Joseph A. Nathan beneficially owns 567,401 shares of Common Stock (which includes 513,900 shares subject to stock options held by Mr. Nathan exercisable within 60 days of the date of this Schedule 13D) or 0.6% of the issued and outstanding shares of Common Stock. Walter James Prowse III, individually and as Trustee of the Prowse Trust, beneficially owns 1,049,460 shares of Common Stock (which includes 532,400 shares subject to stock options held by Mr. Prowse exercisable within 60 days of the date of this schedule 13D) or 1.2% of the issued and outstanding shares of Common Stock. Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, beneficially owns 317,670 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock. The Cutting Trust beneficially owns 520,000 shares of Common Stock or 0.6% of the issued and outstanding shares of Common Stock. The
J. Cutting Trust beneficially owns 473,968 shares of Common Stock or 0.5% of the issued and outstanding shares of Common Stock. The Cutting Foundation beneficially owns 105,000 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock. The Long Family Trust beneficially owns 14,116 shares of Common Stock or 0.02% of the issued and outstanding shares of Common Stock. The Long Unitrust beneficially owns 5,736 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The W. and K. Long Unitrust beneficially owns 5,000 shares of Common Stock or 0.01% of the issued and outstanding shares of Common Stock. The Harris Family Trust beneficially owns 54,850 shares of Common Stock or 0.06% of the issued and outstanding shares of Common Stock. The Harris Unitrust beneficially owns no shares of Common Stock. GAP II beneficially owns no shares of Common Stock. GAP LLC beneficially owns no shares of Common Stock. GAP-Amsterdam beneficially owns no shares of Common Stock. GAP-Compuware beneficially owns no shares of Common Stock. The group beneficially owns 11,675,875 shares of Common Stock in the aggregate (which includes 2,151,200 shares subject to stock options held by members of the group exercisable within 60 days of the date of this Schedule 13D) or 13.1% of the issued and outstanding shares of Common Stock.

     (b) Other than Mr. Karmanos (who has the sole power to vote all of the shares beneficially owned by him), none of the members of the group have any voting power with respect to the shares beneficially owned by them. Mr. Karmanos has the sole power to dispose of or direct the disposition of 1,713,332 shares of the Common Stock beneficially owned by him, the Karmanos Partnership has the sole power to dispose of or direct the disposition of 3,129,139 shares of the Common Stock beneficially owned by it, Mr. Thewes has the sole power to dispose of or direct the disposition of 3,299,150 shares of the Common Stock beneficially owned by him (which includes 1,061,770 shares beneficially owned by the Thewes Trust, 2,057,380 shares beneficially owned by the Thewes 1995 Trust and 180,000 shares beneficially owned by the

Thewes 1997 Trust), Mr. Nathan has the sole power to dispose of or direct the disposition of 567,401 shares of the Common Stock beneficially owned by him, and Mr. Prowse has the sole power to dispose of or direct the disposition of 1,049,460 shares of the Common Stock beneficially owned by him. All other members of the group have the sole power to dispose of or direct the disposition of all shares beneficially owned by each of them.

     (c)  The following transfers were made by members of the group:

      - On July 1, 1997, the Karmanos Trust disposed of by gift to Glendening Karmanos 421,053 shares of Common Stock. On August 11, 1997 the Karmanos Trust acquired, through the exercise of stock options, 117,500 shares of Common Stock. On August 11, 1997 the Karmanos Trust sold 117,500 shares of Common Stock at prices between $59.75 and $61.125 per share for an aggregate consideration of $7,087,499.50. On August 12, 1997 the Karmanos Trust acquired, through the exercise of stock options, 82,500 shares of Common Stock. On August 12, 1997 the Karmanos Trust sold 82,500 shares of Common Stock at prices between $60.125 and $60.75 per share for an aggregate consideration of $4,978,750. Mr. Karmanos also acquired 997 shares of Common Stock through the Company's Global Employee Stock Purchase Plan for period ended June 30, 1997.

      - On February 19, 1997 the Karmanos Partnership sold on the open market 10,000 shares of Common Stock at $63.50 per share and 10,000 shares of Common Stock at $63.25 per share for an aggregate consideration of $1,267,500. On May 21, 1997 the Karmanos Partnership sold on the open market 40,000 shares of Common Stock at $44.75 per share and 5,000 shares of Common Stock at $44.625 per share for an aggregate consideration of $2,013,125. On May 21, 1997 the Karmanos Partnership disposed of by gift 345 shares of Common Stock. On May 22, 1997 the Karmanos Partnership sold on the open market 5,000 shares of Common Stock at $43.00 per share, 5,000 shares of Common Stock at $42.50 per share, and 5,000 shares of Common Stock at $42.625 per share for an aggregate consideration of $640,625.

      - On July 1, 1997 Glendening Karmanos acquired by transfer from the Karmanos Trust 421,053 shares of Common Stock.

      - On April 2, 1997 the Thewes Trust disposed of by transfer to the Thewes 1997 Trust 90,000 shares of Common Stock. On May 6, 1997 the Thewes Trust disposed of by gift 100,000 shares of Common Stock. On May 12, 1997 the Thewes Trust disposed of by gift 500 shares of Common Stock. On July 29, 1997 the Thewes Trust disposed of by transfer to the Thewes 1995 Trust 1,000,000 shares of Common Stock. On August 4, 1997 the Thewes Trust disposed of by gift 2,000 shares of Common Stock. On August 7, 1997 the Thewes Trust disposed of by gift 100,000 shares of Common Stock.

      - On June 9, 1997 the Thewes 1995 Trust sold on the open market 40,800 shares of Common Stock at $47.50 per share and 10,000 shares of Common Stock at $47.00 per share for an aggregate consideration of $2,408,000. On June 10, 1997 the Thewes 1995 Trust sold on the open market 156,000 shares of Common Stock at $46.9375 per share for an aggregate consideration of $7,322,250. On July 29, 1997 the Thewes 1995 Trust acquired by transfer from the Thewes Trust 1,000,000 shares of Common Stock.

      - On April 2, 1997 the Thewes 1997 Trust acquired by transfer from the Thewes Trust 90,000 shares of Common Stock.

      -    On February 3, 1997 Mr. Lobsinger sold on the open market
           12,500 shares of Common Stock at $66.50 per share for an aggregate consideration of $831,250. On February 4, 1997 Mr. Lobsinger disposed of by gift 450 shares of Common Stock. On February 10, 1997 Mr. Lobsinger sold on the open market 2,000 shares of Common Stock at $66.50 per share for an aggregate consideration of $133,000. On February 11, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $63.00 per share. On February 21, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at prices of $63.38 per share and $63.50 per share. On February 28, 1997 Mr. Lobsinger acquired by purchase on the open market 6,000 shares of Common Stock at prices of $60.88 per share and $61.00 per share. On April 8, 1997 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at prices of $68.00 per share and $68.25 per share for an aggregate consideration of $680,750. On April 18, 1997 Mr. Lobsinger sold on the open market 5,000 shares of Common Stock at $36.00 per share for an aggregate consideration of $180,000. On April 22, 1997 Mr. Lobsinger acquired by purchase on the open market 20,000 shares of Common Stock at prices between $32.25 and $33.75 per share. On April 25, 1997 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at $37.50 per share for an aggregate consideration of $375,000. On May 1, 1997 Mr. Lobsinger sold on the open market 20,000 shares of Common Stock at $38.50 per share for an aggregate consideration of $770,000. On May 6, 1997 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at $43.00 per share for an aggregate consideration of $430,000. On May 8, 1997 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at $42.00 per share for an aggregate consideration of $420,000. On May 19, 1997 Mr. Lobsinger acquired by purchase on the open market 36,000 shares of Common Stock at $39.88 per share. On June 17, 1997 Mr. Lobsinger sold on the open market 36,000 shares of Common Stock at $48.31 per share for an aggregate consideration of $1,739,160.
           On June 25, 1997 Mr. Lobsinger acquired by purchase on the open market 15,000 shares of Common Stock at $47.50 per share. On June 26, 1997 Mr. Lobsinger acquired by purchase on the open market 35,000 shares of Common Stock at prices of $46.88 per share and $47.38 per share. On July 25, 1997 Mr. Lobsinger sold on the open market 40,000 shares of Common Stock at prices of $60.00 per share and $60.13 per share for an aggregate consideration of $2,400,650. On July 28, 1997 Mr. Lobsinger sold on the open market 10,000 shares of Common Stock at $60.13 per share for an aggregate consideration of $601,300. On July 29, 1997 Mr. Lobsinger acquired by purchase on the open market 20,000 shares of Common Stock at $58.19 per share. On July 31, 1997 Mr. Lobsinger sold on the open market 20,000 shares of Common Stock at $61.50 per share for an aggregate consideration of $1,230,000. On August 11, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $59.94 per share. On August 13, 1997 Lobsinger sold on the open market 10,000 shares of Common Stock at $62.25 per share for an aggregate consideration of $622,500. On August 26, 1997 Mr. Lobsinger acquired by purchase on the open market 10,000 shares of Common Stock at $63.25 per share. On August 27, 1997 Mr. Lobsinger acquired on the open market 20,000 shares of Common Stock at prices between $62.13 per share and $63.00 per share. On September 10, 1997 Mr. Lobsinger acquired on the open market 20,000 shares of Common Stock at prices of $60.38 per share and $60.88 per share. On September 11, 1997 Mr. Lobsinger acquired on the open market 10,000 shares of Common Stock at prices of $58.50 per share. On September 17, 1997 Mr. Lobsinger acquired on the open market 1,500 shares of Common Stock at $58.63 per share.

      -    On June 2, 1997 the Cutting Trust sold on the open market
           10,000 shares of Common Stock at $47.875 per share for an aggregate consideration of $478,750. On June 3, 1997 the Cutting Trust sold on the open market 10,000 shares of Common Stock at $46.50 per share for an aggregate consideration of $465,000. On June 4, 1997 the Cutting Trust sold on the open market 5,000 shares of Common Stock at $46.125 per share for an aggregate consideration of $230,625. On June 5, 1997 the Cutting Trust sold on the open market 20,000 shares of Common Stock at $46.528 per share for an aggregate consideration of $930,560. On June 9, 1997 the Cutting Trust sold on the open market 5,000 shares of Common Stock at $47.50 per share for an aggregate consideration of $237,500.

      -    On June 2, 1997 the J. Cutting Trust sold on the open market
           10,000 shares of Common Stock at $47.875 per share for an aggregate consideration of $478,750. On June 3, 1997 the J. Cutting Trust sold on the open market 10,000 shares of Common Stock at $46.50 per share for an aggregate consideration of $465,000. On June 5, 1997 the J. Cutting Trust sold on the open market 25,000 shares of Common Stock at $46.528 per share for an aggregate consideration of $1,163,200. On June 9, 1997 the Cutting Trust sold on the open market 5,000 shares of Common Stock at $47.50 per share for an aggregate consideration of $237,500.

      - On June 2, 1997 the Cutting Foundation sold on the open market 25,000 shares of Common Stock at $47.625 per share for an aggregate consideration of $1,190,625.

      - On February 10, 1997 Mr. Nathan acquired, through the exercise of stock options, 5,000 shares of Common Stock. On February 10, 1997 Mr. Nathan sold on the open market 5,000 shares of Common Stock at $65.00 per share for an aggregate consideration of $325,000. On February 12, 1997 Mr. Nathan acquired, through the exercise of stock options, 8,600 shares of Common Stock. On February 12, 1997 Mr. Nathan sold on the open market 7,100 shares of Common Stock at $65.00 per share for an aggregate consideration of $455,000. On May 14, 1997 Mr. Nathan acquired, through the exercise of stock options, 24,000 shares of Common Stock. On May 14, 1997 Mr. Nathan sold on the open market 22,000 shares of Common Stock at prices of $41.50 per shares and $41.625 per share for an aggregate consideration of $914,000. On August 11, 1997 Mr. Nathan acquired, through the exercise of stock options, 32,500 shares of Common Stock. On August 11, 1997 Mr. Nathan sold on the open market 32,500 shares of Common Stock at prices between $59.75 per share and $60.375 per share for an aggregate consideration of $1,951,375. Mr. Nathan also acquired 739 shares of Common Stock through the Company's Global Employee Stock Purchase Plan for period ended June 30, 1997.

      - On May 20, 1997 Mr. Prowse acquired, through the exercise of stock options, 50,000 shares of Common Stock. On May 20, 1997 Mr. Prowse sold on the open market 50,000 shares of Common Stock at prices between $40.00 per share and $41.625 per share for an aggregate consideration of $2,024,687.50. On May 28, 1997 Mr. Prowse disposed of by gift 25,000 shares of Common Stock. On August 13, 1997 Mr. Prowse acquired, through the exercise of stock options, 20,000 shares of Common Stock. On August 13, 1997 Mr. Prowse sold on the open market 20,000 shares of Common Stock at a price of $62.19 per share for an aggregate consideration of $1,243,800. On August 14, 1997 Mr. Prowse acquired, through the exercise of stock options, 30,000 shares of Common Stock. On August 14, 1997 Mr. Prowse sold on the open market 30,000 shares of Common Stock at prices of $62.875 per share and $63.125 per share for an aggregate consideration of $1,890,250.

     Other than the foregoing dispositions, there were no other transactions in Common Stock by any members of the group within the past 60 days.

     (d) No other person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On November 5, 1992, Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, Thomas Thewes, individually and as Trustee of the Thewes Trust, Michael J. Lobsinger, individually and as Trustee of the Lobsinger
Trust, W. James Prowse, individually and as Trustee of the Prowse Trust, Joseph
A. Nathan, the Cutting Trust, the Long Family Trust, the Long Unitrust and the Harris Family Trust entered into a shareholder agreement pursuant to which they each granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a ten-year proxy to vote the shares of Common Stock held by them (11,753,737 shares in the aggregate, which includes 725,564 shares subject to options exercisable within 60 days of the date thereof) or acquired by them during the term of the agreement. In addition, on October 22, 1992, GAP II and GAP-Compuware entered into a shareholder agreement with Mr. Karmanos granting him a ten-year proxy to vote their shares of Common Stock (5,149,521 shares in the aggregate). Pursuant to both such agreements the proxies will be exercisable by Thomas Thewes if he survives Mr. Karmanos. Shareholders under both such agreements may sell their shares at any time in bona fide open market transactions free of the proxies granted to Mr. Karmanos. Under their agreement, GAP II and GAP-Compuware have also agreed for a ten-year period not to increase their ownership of Common Stock. In addition, pursuant to the agreement among the Company, Peter Karmanos, Jr., Thomas
Thewes, GAP II and GAP-Compuware, in the event Peter Karmanos, Jr. dies or is declared mentally incompetent prior to October 22, 2002, then, if each of Thomas Thewes, on the one hand, and GAP II and GAP-Compuware, on the other hand, own in the aggregate 5% or more of the outstanding Common Stock of the Company, the selection of the Chief Executive Officer of the Company shall require the affirmative vote of at least 63% of the number of members of the Board of Directors. Such agreement also provides that GAP II and GAP-Compuware are entitled, for so long as they and their affiliates together shall hold in the aggregate at least five (5%) percent of the outstanding shares of Common Stock, to designate one director to the Board of Directors of the Company, and Mr. Karmanos and Mr. Thewes have agreed that they will vote their shares and the shares over which they hold proxies for the election of such director.

     On July 1, 1997 Glendening Karmanos entered into a shareholder agreement pursuant to which she granted to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a proxy to vote the 421,053 shares of Common Stock held by her. The term of the proxy continues until Peter Karmanos dies or is declared mentally incompetent.

     As a result of such shareholder agreements at the present time Peter Karmanos, Jr. has the power to vote 10.9% of the outstanding shares of Common Stock (13.1% assuming the exercise of all stock options exercisable within 60 days of the date hereof held by Mr. Karmanos and the other members of the group).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

     Exhibit B - Letter Agreement, dated October 22, 1992, among the Company, Peter Karmanos, Jr., Thomas Thewes, General Atlantic Partners II, L.P. and GAP
- Compuware Partners, L. P.*

     Exhibit C - Compuware Corporation Voting Agreement, dated July 1, 1997, among Compuware Corporation, Peter Karmanos, Jr. and Debra Glendening Karmanos.

*    Previously filed with the group's Schedule 13D dated December 31, 1992.

                                                                   Page 33 of 40
SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:      October 10         1997
      ----------------------,

                                                        X
                                      -----------------------------------
                                      Peter Karmanos, Jr., Individually and as
                                      Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17,
                                      1975

                                      PETER KARMANOS, JR.
                                      STOCK LIMITED PARTNERSHIP


                                      By:               X
                                         --------------------------------
                                         Peter Karmanos, Jr., a General
                                         Partner

                                                        X
                                      -----------------------------------
                                      Debra Glendening Karmanos


                                      -----------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974



                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A March 29, 1995


                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the Thewes
                                      Charitable Lead Annuity Trust U/A/D
                                      April 2, 1997


                                      -----------------------------------
                                      Walter James Prowse III, Individually and
                                      as Trustee of the Walter James Prowse III
                                      Revocable Living Trust U/T/D December 10,
                                      1985


                                      -----------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D April 24,
                                      1986


                                      -----------------------------------
                                      Joseph A. Nathan

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:       October 10         1997
       ----------------------,

                                      -----------------------------------
                                      Peter Karmanos, Jr., Individually and as
                                      Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17,
                                      1975

                                      PETER KARMANOS, JR.
                                      STOCK LIMITED PARTNERSHIP


                                      By:
                                          -------------------------------
                                          Peter Karmanos, Jr., a General
                                          Partner



                                      -----------------------------------
                                      Debra Glendening Karmanos


                                      -----------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974



                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A March 29, 1995



                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the Thewes
                                      Charitable Lead Annuity Trust U/A/D
                                      April 2, 1997



                                                      X
                                      -----------------------------------
                                      Walter James Prowse III, Individually and
                                      as Trustee of the Walter James Prowse III
                                      Revocable Living Trust U/T/D December 10,
                                      1985

                                                      X
                                      -----------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D April 24,
                                      1986

                                                      X
                                      -----------------------------------
                                      Joseph A. Nathan

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:        October 10        1997
       ----------------------,

                                      -----------------------------------
                                      Peter Karmanos, Jr., Individually and as
                                      Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17,
                                      1975

                                      PETER KARMANOS, JR.
                                      STOCK LIMITED PARTNERSHIP


                                      By:
                                          -------------------------------
                                          Peter Karmanos, Jr., a General
                                          Partner



                                      -----------------------------------
                                      Debra Glendening Karmanos

                                                   X
                                      -----------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974


                                                   X
                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A March 29, 1995


                                                   X
                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the Thewes
                                      Charitable Lead Annuity Trust U/A/D
                                      April 2, 1997




                                      -----------------------------------
                                      Walter James Prowse III, Individually and
                                      as Trustee of the Walter James Prowse III
                                      Revocable Living Trust U/T/D December 10,
                                      1985


                                      -----------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D April 24,
                                      1986


                                      -----------------------------------
                                      Joseph A. Nathan

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:       October 10         1997
       ----------------------,

                                      -----------------------------------
                                      Peter Karmanos, Jr., Individually and as
                                      Trustee of the Peter Karmanos, Jr.,
                                      Revocable Living Trust U/A/D June 17,
                                      1975

                                      PETER KARMANOS, JR.
                                      STOCK LIMITED PARTNERSHIP


                                      By:
                                          -------------------------------
                                          Peter Karmanos, Jr., a General
                                          Partner



                                      -----------------------------------
                                      Debra Glendening Karmanos


                                      -----------------------------------
                                      Thomas Thewes, Individually and as
                                      Trustee of the Thomas Thewes Revocable
                                      Living Trust U/A/D August 8, 1974



                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the T. Thewes
                                      1995 Trust U/A March 29, 1995



                                      -----------------------------------
                                      James E. Mulvoy, Trustee of the Thewes
                                      Charitable Lead Annuity Trust U/A/D
                                      April 2, 1997




                                      -----------------------------------
                                      Walter James Prowse III, Individually and
                                      as Trustee of the Walter James Prowse III
                                      Revocable Living Trust U/T/D December 10,
                                      1985


                                      -----------------------------------
                                      Michael J. Lobsinger, Individually and as
                                      Trustee of the Michael J. Lobsinger
                                      Revocable Living Trust U/T/D April 24,
                                      1986


                                      -----------------------------------
                                      Joseph A. Nathan

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:     October 10        1997
       --------------------,


                                                      X
                                      ---------------------------------
                                      Comerica Bank-Detroit, Trustee of the
                                      Allen B. Cutting Living Trust U/A/D
                                      August 3, 1978


                                                      X
                                      ---------------------------------
                                      Joan L. Cutting, Trustee of the Allen B.
                                      Cutting Living Trust U/A/D August 3, 1978


                                      Joan L. Cutting, Trust


                                      By:             X
                                          -----------------------------
                                        Its:  Trustee


                                      ALLEN B. CUTTING FOUNDATION

                                      By:             X
                                          -----------------------------
                                      William Vanover, Registered Agent


                                      LONG FAMILY TRUST

                                      By:
                                          -----------------------------
                                        Its:  Trustee

                                      LONG FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:
                                          -----------------------------
                                        Its:  Trustee

                                      WILLIAM D. AND KAY K. LONG CHARITABLE
                                      REMAINDER UNITRUST

                                      By:
                                          -----------------------------
                                        Its:  Trustee

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.

Date:      October 10       1997
       --------------------,



                                      ---------------------------------
                                      Comerica Bank-Detroit, Trustee of the
                                      Allen B. Cutting Living Trust U/A/D
                                      August 3, 1978



                                      ---------------------------------
                                      Joan L. Cutting, Trustee of the Allen B.
                                      Cutting Living Trust U/A/D August 3, 1978


                                      Joan L. Cutting, Trust


                                      By:
                                          -----------------------------
                                        Its:  Trustee


                                      ALLEN B. CUTTING FOUNDATION

                                      By:
                                          -----------------------------
                                      William Vanover, Registered Agent


                                      LONG FAMILY TRUST

                                      By:             X
                                          -----------------------------
                                        Its:  Trustee

                                      LONG FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:             X
                                          -----------------------------
                                        Its:  Trustee

                                      WILLIAM D. AND KAY K. LONG CHARITABLE
                                      REMAINDER UNITRUST

                                      By:             X
                                          -----------------------------
                                        Its:  Trustee

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:      October 10          1997
      -----------------------,

                                                        X
                                      ------------------------------------

                                                        X
                                      ------------------------------------
                                      Edward F. Harris and Sandra E. Harris, or their successors, as Trustees under the Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991

                                      HARRIS FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:               X
                                          --------------------------------
                                          Its:  Trustee

                                      GENERAL ATLANTIC PARTNERS II, L.P.


                                      ------------------------------------
                                      By: General Atlantic Partners, LLC
                                          Its: General Partner

                                      By:
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  Managing Member

                                      GENERAL ATLANTIC PARTNERS, LLC

                                      By:
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  Managing Member

                                      GAP - AMSTERDAM PARTNERS, L.P.

                                      By:
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  General Partner

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date:      October 10          1997
      -----------------------,


                                      ------------------------------------


                                      ------------------------------------
                                      Edward F. Harris and Sandra E. Harris, or their successors, as Trustees under the Edward F. Harris and Sandra E. Harris Trust Agreement dated June 19, 1991

                                      HARRIS FAMILY CHARITABLE REMAINDER
                                      UNITRUST

                                      By:
                                          --------------------------------
                                          Its:  Trustee

                                      GENERAL ATLANTIC PARTNERS II, L.P.

                                                        X
                                      ------------------------------------
                                      By: General Atlantic Partners, LLC
                                          Its: General Partner

                                      By:               X
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  Managing Member

                                      GENERAL ATLANTIC PARTNERS, LLC

                                      By:               X
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  Managing Member

                                      GAP - AMSTERDAM PARTNERS, L.P.

                                      By:               X
                                          -------------------------------
                                          Stephen P. Reynolds
                                          Its:  General Partner